                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)


                         LYONDELL PETROCHEMICAL COMPANY
                         ------------------------------
                                (Name of Issuer)

                      Common Stock, par value $1 per share
                      ------------------------------------
                         (Title of Class of Securities)

                                  552078 10 7
                                  -----------
                                 (CUSIP Number)

                              Diane A. Ward, Esq.
                     Senior Counsel - Securities & Finance
                           Atlantic Richfield Company
                515 South Flower Street, Los Angeles, CA  90071
                                (213) 486-2808
                -----------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  May 5, 1994
             -----------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such claim. (See Rule 13d-7).



                               Page 1 of 13 Pages

CUSIP No.   552978 10 7


Response to Question  1:  Atlantic Richfield Company
                          23-0371610 (IRS Employer
                          Identification Number)

Response to Question  2:  Not Applicable

Response to Question  3:  SEC USE ONLY

Response to Question  4:  WC

Response to Question  5:  Not Applicable

Response to Question  6:  Delaware

Response to Question  7:  39,921,400

Response to Question  8:  0

Response to Question  9:  39,921,400

Response to Question 10:  0

Response to Question 11:  39,921,400

Response to Question 12:  Does not include an aggregate of
                          3,801 shares owned by certain
                          executive officers and directors of
                          ARCO; [see Schedule I attached hereto]

Response to Question 13:  49.90%

Response to Question 14:  CO



                               Page 2 of 13 Pages

Item 4.  Purpose of the Transaction.
- ------------------------------------

Item 4 is hereby amended by adding the following paragraph at the end thereof:

Filing of Registration Statement on Form S-3:

       On May 5, 1994, ARCO filed a Registration Statement on Form S-3
     (No. 33-53481) (the "ARCO S-3") relating to the registration of up to 39,921,400 ___% Exchangeable Notes due 199 , having an expected maturity of three to four years. Upon maturity, the Exchangeable Notes will be payable, at ARCO's option, in shares of Lyondell Common Stock or cash. ARCO stated in the ARCO S-3 that, upon issuance of the Notes, it intended to cause to resign the five ARCO officers who currently serve on Lyondell's eleven-member Board of Directors. ARCO also described its current intent with respect to the voting of its shares of Lyondell Common Stock and certain other limitations in respect of its rights as a stockholder of Lyondell. See Item 6 for a description of the terms of the Exchangeable Notes, related agreements and ARCO's intentions in respect of voting its Lyondell Common Stock.


Item 6.  Contracts, Arrangements, Understandings or
- ---------------------------------------------------
         Relationships With Respect to Securities of the Issuer.
         -------------------------------------------------------

Item 6 is hereby amended by deleting the second and third paragraphs thereunder, and by adding the following paragraphs in lieu thereof.

Terms of the Exchangeable Notes and Related Agreements:

       Following are summaries of certain agreements and documents related to the offering of the Exchangeable Notes. These summaries are qualified in their entirety by the agreements and documents, which are filed as exhibits hereto and incorporated herein by reference. All capitalized terms herein have the meaning set forth in the applicable agreement or document.

       The Exchangeable Notes will be issued under the Indenture dated as of January 1, 1992, between ARCO and The Bank of New York, as trustee, as supplemented by a


                               Page 3 of 13 Pages

     First Supplemental Indenture dated as of May 1, 1994, between ARCO and The Bank of New York, as trustee (the "Trustee") (as supplemented from time to time, the "Indenture"). The Exchangeable Notes will be unsecured and will rank on a parity with all other unsecured and unsubordinated indebtedness of ARCO. Each Exchangeable Note, which will be issued with a principal amount of $___, will bear interest at the annual rate of ___% of the principal amount per annum from ___________, 1994, or from the most recent Interest Payment Date to which interest has been paid or provided for until the principal amount thereof exchanged at Maturity pursuant to the terms of the Exchangeable Notes. Interest on the Exchangeable Notes will be payable quarterly.

       At Maturity, the principal amount of each Exchangeable Note will be exchanged, at ARCO's option, into a number of shares of Lyondell Common Stock at the Exchange Rate (as defined below) or cash with an equal value. Accordingly, holders of the Exchangeable Notes will not necessarily receive an amount equal to the principal amount thereof. The "Exchange Rate" is equal to, subject to adjustment as a result of certain dilution events, (a) if the Maturity Price (as defined below) per share of Lyondell Common Stock is greater than or equal to $____ per share of Lyondell Common Stock (the "Threshold Appreciation Price"), _____ shares of Lyondell Common Stock per Exchangeable Note, (b) if the Maturity Price is less than the Threshold Appreciation Price but is greater than the Initial Price, a fractional share of Lyondell Common Stock per Exchangeable Note so that the value thereof (determined at the Maturity Price) is equal to the Initial Price and (c) if the Maturity Price is less than or equal to the Initial Price, one share of Lyondell Common Stock per Exchangeable Note. No fractional shares of Lyondell Common Stock will be issued at Maturity. The amount that holders of the Exchangeable Notes are entitled to receive upon the mandatory exchange at Maturity is subject to adjustment for certain dilution events arising from stock splits and combinations, stock dividends and certain other actions of Lyondell that modify its capital structure. However, the amount to be received by Note holders upon exchange at Maturity will not be adjusted for other events, such as offerings of Lyondell Common Stock for cash or in connection with acquisitions, that may adversely affect the price of the Lyondell Common Stock and, because of the relationship of such amount to be received upon exchange to the price of Lyondell Common Stock, such other events may adversely affect the trading price of the Exchangeable Notes. Notwithstanding the foregoing, ARCO may, at its option in lieu of delivering shares of Lyondell Common Stock, deliver cash in an amount equal to the value


                               Page 4 of 13 Pages
     of such number of shares of Lyondell Common Stock at the Maturity Price. On or prior to Maturity, ARCO will notify The Depository Trust Company and the Trustee and publish a notice in a daily newspaper of national circulation stating whether the principal amount of each Exchangeable Note will be exchanged for shares of Lyondell Common Stock or cash. If ARCO elects to deliver shares of Lyondell Common Stock, holders of the Exchangeable Notes will be responsible for the payment of any and all brokerage costs upon the subsequent sale of such stock.

       The "Maturity Price" is defined as the average Closing Price per share of Lyondell Common Stock on the 20 Trading Days immediately prior to Maturity. The "Closing Price" of any security on any date of determination means the closing sale price (or, if no closing price is reported, the last reported sale price) of such security on the NYSE on such date or, if such security is not listed for trading on the NYSE on any such date, as reported in the composite transactions for the principal United States securities exchange on which such security is so listed, or if such security is not so listed on a United States national or regional securities exchange, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System, or, if such security is not so reported, the last quoted bid price for such security in the over-the-counter market as reported by the National Quotation Bureau or similar organization, or, if such bid price is not available, the market value of such security on such date as determined by a nationally recognized independent investment banking firm retained for this purpose by ARCO. A "Trading Day" is defined as a Business Day on which the security the Closing Price of which is being determined (A) is not suspended from trading on any national or regional securities exchange or association or over-the-counter market at the close of business and (B) has traded at least once on the national or regional securities exchange or association or over-the-counter market that is the primary market for the trading of such security. "Business Day" means any day that is not a Saturday, a Sunday or a day on which the NYSE, banking institutions or trust companies in The City of New York are authorized or obligated by law or executive order to close.

       The Indenture does not contain any restriction on the ability of ARCO to sell, pledge or otherwise convey all or any portion of the Lyondell Common Stock held by it, and no such shares of Lyondell Common Stock will be pledged or otherwise held in escrow for use at Maturity of the Exchangeable Notes. Consequently, in the event of a bankruptcy, insolvency or liquidation of ARCO, the Lyondell Common Stock, if any, owned by ARCO will be subject to the


                               Page 5 of 13 Pages
     claims of the creditors of ARCO. In addition, as described herein, ARCO will have the option, exercisable in its sole discretion, to satisfy its obligations pursuant to the mandatory exchange for the principal amount of each Exchangeable Note at Maturity by delivering to holders of the Exchangeable Notes either the specified number of shares of Lyondell Common Stock or cash in an amount equal to the value of such number of shares at the Maturity Price. In the event of such a sale, pledge or conveyance, a holder of the Exchangeable Notes may be more likely to receive cash in lieu of Lyondell Common Stock. As a result, there can be no assurance that ARCO will elect at Maturity to deliver Lyondell Common Stock or, if it so elects, that it will use all or any portion of its current holdings of Lyondell Common Stock to make such delivery. Consequently, holders of the Exchangeable Notes will not be entitled to any rights with respect to the Lyondell Common Stock (including without limitation voting rights and rights to receive any dividends or other distributions in respect thereof) until such time, if any, as ARCO shall have delivered shares of Lyondell Common Stock to holders of the Exchangeable Notes at Maturity thereof.

       Following consummation of the offering of the Exchangeable Notes, ARCO has advised Lyondell that it intends to cause to resign the five ARCO officers who currently serve on Lyondell's eleven-member Board of Directors; however, ARCO will retain the right to nominate and vote for candidates for Lyondell's Board of Directors. ARCO has also stated that it currently intends, but is not committed pursuant to an agreement or otherwise, to vote its shares of Lyondell Common Stock proportionately to the votes of the non-ARCO stockholders, including with respect to the election of directors; provided, that in the event a person other than ARCO is deemed to own more than 10 percent of the Lyondell Common Stock within the meaning of Section 13(d) of the Securities Exchange Act of 1934 (the "Exchange Act") and there occurs a contested proxy solicitation within the meaning of Rule 14a-11(a) of the Exchange Act, ARCO intends to vote its shares as it deems appropriate.

       ARCO and Lyondell will enter into a registration rights agreement ("Registration Rights Agreement") in connection with the offering of the Exchangeable Notes. ARCO will agree thereunder that it will not, without the prior approval of Lyondell's Board of Directors, prior to the maturity of the Exchangeable Notes, (i) initiate or solicit proposals by a single entity or a group of affiliated entities to acquire all or substantially all of ARCO's Lyondell Common Stock or otherwise to acquire Lyondell, (ii) take action by written consent in lieu of a meeting of Lyondell's stockholders or cause to be called any special


                               Page 6 of 13 Pages
     meeting of Lyondell's stockholders, (iii) initiate or propose, or solicit proxies in respect of, stockholder proposals with respect to Lyondell, or
     (iv) solicit proxies or written consents in respect of replacing or adding members of the Lyondell Board of Directors. ARCO will not be precluded from
     (i) participating in any self tender offer or exchange offer or open market purchase program which may be conducted by Lyondell, (ii) voting its shares of Lyondell Common Stock as it deems proper, or (iii) disclosing (including in response to private inquiries) either its intentions concerning matters to be brought before Lyondell's stockholders or to make such disclosure as ARCO determines appropriate in compliance with its obligations under the federal securities laws.

       Under the terms and conditions of the Registration Rights Agreement, ARCO will also agree that at any time prior to one year following the maturity date of the Exchangeable Notes, it will not, without the prior approval of Lyondell's Board of Directors or except upon exchange of the Exchangeable Notes as contemplated by the prospectus for the Exchangeable Notes, dispose of (or enter into an agreement contemplating the disposition of) all or any portion of its Lyondell Common Stock in a private sale to a single entity or a group of affiliated entities; provided, that this agreement will not restrict ARCO from selling all or any portion of its Lyondell Common Stock
     (i) in a public offering intended to result in widespread distribution;
     (ii) in a Rule 144 transaction under the Securities Act in accordance with the volume limitations set forth therein; (iii) in a Rule 144A transaction intended to result in widespread distribution to institutional buyers; or
     (iv) pursuant to a tender offer or exchange offer by Lyondell or a third party or a merger or other business combination including Lyondell that is not solicited by ARCO and in which ARCO is treated on substantially comparable terms with other holders of Lyondell Common Stock.

       Pursuant to the Registration Rights Agreement, ARCO will have the right to require Lyondell to use its best efforts to file up to three registration statements under the Securities Act covering ARCO's shares of Lyondell Common Stock. ARCO will also have the right, if Lyondell files a registration statement, to require Lyondell to register ARCO's shares of Lyondell Common Stock for sale under the Securities Act on such registration statement. If the exercise by ARCO of such "piggyback registration rights" would result in the registration of a number of shares of Lyondell Common Stock that, in the judgment of the managing underwriter for the proposed offering, exceeds the number which can be sold in the offering, the number of shares


                               Page 7 of 13 Pages
     that ARCO initially intended to register will be reduced. ARCO will pay all costs and expenses relating to the exercise of ARCO's "demand" registration rights. In the event of a "demand" registration, ARCO and Lyondell will indemnify the underwriters of the offering for certain liabilities, including liabilities under the Securities Act in connection with any such registration, except that in the event that ARCO owns less than 20 percent of the Lyondell Common Stock, Lyondell will indemnify both ARCO and the underwriters.

       ARCO and Lyondell will enter into an Underwriting Agreement with the Representatives of the Underwriters in connection with the offering of the Exchangeable Notes. Pursuant to such agreement, ARCO and Lyondell will indemnify the underwriters for certain liabilities under the Securities Act.

       ARCO has agreed to pay all costs and expenses incurred by Lyondell in connection with Lyondell's Registration Statement on Form S-3 relating to the Lyondell Common Stock deliverable upon Maturity of the Exchangeable Notes and in connection with the offering of the Exchangeable Notes. In addition, ARCO has agreed to reimburse Lyondell for certain defense costs that may be incurred in respect of the Underwriting Agreement.

       Other than the agreements described under this Item 6, no arrangements or understandings exist between ARCO (or, to the best of ARCO's knowledge, any persons listed on Schedule I hereto) and any other person with respect to any securities of Lyondell.



Item 7.  Materials to be Filed as Exhibits.

     1. ARCO's Registration Statement on Form S-3 (No. 33-53481) filed with the Commission on May 5, 1994, and incor-porated herein by reference.

     2. Form of Underwriting Agreement between ARCO, Lyondell and several Underwriters, filed as Exhibit 1 to ARCO's Registration Statement on Form S-3 (No. 33-53481), filed with the Commission on May 5, 1994, and incorporated herein by reference.

     3. Form of ___% Exchangeable Notes due ______, 199__, filed as Exhibit 4.1 to ARCO's Registration Statement on
         Form S-3 (No. 33-53481), filed with the Commission on May 5, 1994, and incorporated herein by reference.


                               Page 8 of 13 Pages

     4. Indenture, dated as of January 1, 1992, between ARCO and The Bank of New York, Trustee, relating to the securities being registered, filed as Exhibit 4.3 to ARCO's Registration Statement on Form S-3 (No. 33-44925), filed with the Commission on January 6, 1992, and incorporated herein by reference.

     5. First Supplemental Indenture, dated as of May 1, 1994, between ARCO and The Bank of New York, as Trustee, filed as Exhibit 4.2(b) to ARCO's Registration Statement on Form S-3 (No. 33-53481), filed with the Commission on May 5, 1994, and incorporated herein by reference.

     6. Form of Registration Rights Agreement between ARCO and Lyondell, filed as Exhibit 10 to ARCO's Registration Statement on Form S-3 (No. 33-53481), filed with the Commission on May 5, 1994, and incorporated herein by reference.



                               Page 9 of 13 Pages

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          ATLANTIC RICHFIELD COMPANY



                                          By  /s/ RONALD J. ARNAULT
                                            ----------------------------
                                            Ronald J. Arnault
                                            Executive Vice President
                                            and Chief Financial Officer


Dated:  May 5, 1994



                              Page 10 of 13 Pages

                                   Schedule I

                    Executive Officers and Directors of ARCO


The name and principal occupation or employment of each of the directors and executive officers of ARCO are set forth below, together with certain other information. As of May 1, 1994, the percentage of shares of any class of equity securities of ARCO or of Lyondell Petrochemical Company beneficially owned by all directors and officers as a group did not exceed 1% of the class so owned. As of May 1, 1994, certain of the directors and executive officers own Common Stock of Lyondell Petro-chemical Company, as described in the footnotes to Table
I. Unless otherwise noted, each individual has sole voting and investment power. All directors and officers listed below are citizens of the United States. The address of each of the executive officers of ARCO is 515 South Flower Street, Los Angeles, California 90071.

Table I. Executive Officers (including Officers who are also Directors)

                                Principal Occupation
     Name                           or Employment
     ----                       --------------------
     L. M. Cook                 Chairman, Chief Executive
                                Officer and Director

     M. R. Bowlin(a)            President, Chief Operating
                                Officer and Director

     R. J. Arnault              Executive Vice President,
                                Chief Financial Officer
                                and Director

     J. A. Middleton            Executive Vice President
                                and Director

     W. E. Wade, Jr.(b)         Executive Vice President
                                and Director

     H. L. Bilhartz             Senior Vice President

     E. K. Damon, Jr.(c)        Senior Vice President

     K. R. Dickerson            Senior Vice President

     M. W. Downey               Senior Vice President


                              Page 11 of 13 Pages


                               Principal Occupation
     Name                          or Employment
     ----                      --------------------
     A. G. Fernandes           Senior Vice President

     M. L. Knowles             Senior Vice President

     F. X. McCormack           Senior Vice President and
                               General Counsel

     W. C. Rusnack(d)          Senior Vice President

     M. E. Wiley               Senior Vice President

     A. L. Comstock            Vice President and
                               Controller

     T. G. Dallas              Vice President and
                               Treasurer

     ________________

     (a) Mr. Bowlin purchased on the open market 2,000 shares on January 27, 1994 at a price of $22 per share.
     (b) Mr. Wade purchased on the open market 1,000 shares on January 26, 1994 at a price of $22 per share.
     (c) Mr. Damon purchased on the open market 500 shares on October 16, 1989 at a price of $18.55 per share.
     (d) Mr. Rusnack purchased on the open market 301 shares on March 23, 1989 at a price of $29 per share.

Table II.  Other Directors (who are not Executive Officers of ARCO)

                                                  Principal
                                                  Occupation
Name              Business Address                or Employment
- ----              ----------------                -------------
F. D. Boren       Sustainable Conservation        President
                  45 Belden Place - 3rd Floor
                  San Francisco, CA  94104

R. H. Deihl       H. F. Ahmanson & Co.            Chairman of
                  (bank holding company)          the Board
                  800 E. Colorado Blvd.
                  Suite 540
                  Pasadena, CA  91101

J. Gavin          Gamma Services International    Chairman of
                  (international consulting       the Board
                  services)
                  550 S. Hope St., Suite 1950
                  Los Angeles, CA   90072

                              Page 12 of 13 Pages

                                                    Principal
                                                    Occupation
Name                  Business Address              or Employment
- ----                  ----------------              -------------
H. H. Gray            University of Chicago         President
                      1126 East 59th Street         Emeritus and
                      Chicago, IL  60637            Professor of
                                                    History

P. M. Hawley          444 S. Flower Street          Former Chairman
                      Suite 2280                    and Chief Execu-
                      Los Angeles, CA  90071        tive Officer of
                                                    Carter Hawley
                                                    Hale Stores, Inc.

W. F. Kieschnick      515 South Flower Street       Retired President,
                      Los Angeles, CA  90071        ARCO

K. Kresa              Northrop Corporation          Chairman,
                      (aerospace)                   President and
                      1840 Century Park East        Chief Executive
                      Los Angeles, CA  90067        Officer

D. T. McLaughlin      The Aspen Institute           President and
                      (not-for-profit institute)    Chief Executive
                      Carmichael Road               Officer
                      Queenstown, MD  21658

J. B. Slaughter       Occidental College            President
                      1600 Campus Road
                      Los Angeles, CA  90041

H. B. Waldron         20 Stanford Drive             Former Chairman
                      Farmington, CT  06032         of the Board and
                                                    Chief Executive
                                                    Officer of Avon
                                                    Products, Inc.

H. Wendt              SmithKline Beecham            Chairman of the
                      (health care products)        Board
                      One Franklin Plaza
                      16th & Race Streets
                      Philadelphia, PA  19101


                              Page 13 of 13 Pages